UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Cohen & Steers REIT and Utility Income Fund, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

19247Y108
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 12, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON WESTERN INVESTMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,027,200
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,027,200
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,027,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON OO

2

1	NAME OF REPORTING PERSON ARTHUR D. LIPSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,027,200
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,027,200
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,027,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN

2

1	NAME OF REPORTING PERSON WESTERN INVESTMENT HEDGED PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,020,700
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,020,700
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,020,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON PN

2

1	NAME OF REPORTING PERSON WESTERN INVESTMENT ACTIVISM PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,515,700
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,515,700
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,515,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON OO

2

1	NAME OF REPORTING PERSON WESTERN INVESTMENT TOTAL RETURN FUND LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -
14	TYPE OF REPORTING PERSON CO

2

1	NAME OF REPORTING PERSON WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 489,800
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 489,800
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 489,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON PN

2

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.                      Security and Issuer.

This statement relates to the Common Stock, $0.001 par value (the “Shares”), of Cohen & Steers REIT and Utility Income Fund, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 280 Park Avenue, New York, New York 10017.

Item 2.                      Identity and Background

(a)           This statement is filed by Western Investment LLC, a Delaware limited liability company ("WILLC"), Western Investment Hedged Partners L.P., a Delaware limited partnership ("WIHP"), Western Investment Activism Partners LLC, a Delaware limited liability company ("WIAP"), Western Investment Total Return Fund Ltd., a Cayman Islands corporation (“WITR”), Western Investment Total Return Partners L.P., a Delaware limited partnership (“WITRP”) and Arthur D. Lipson (“Mr. Lipson”).  Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."  Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6.

WILLC has sole voting and investment power over WIHP's, WIAP's, WITR’s and WITRP's security holdings and Mr. Lipson, in his role as the managing member of WILLC, controls WILLC's voting and investment decisions.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The principal business address of WILLC, WIHP, WIAP, WITR, WITRP and Mr. Lipson is 7050 S. Union Park Center, Suite 590, Midvale, Utah 84047.  The officers and directors of WITR are set forth on Schedule B and incorporated by reference in this Item 2.

(c)           The principal business of WILLC is acting as the managing member of WIAP, investment manager of WITR and the general partner of each of WIHP and WITRP.  The principal occupation of Mr. Lipson is acting as managing member of WILLC.  The principal business of WIHP, WIAP, WITR and WITRP is acquiring, holding and disposing of investments in various companies.

(d)           No Reporting Person, nor any person listed on Schedule B annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule B annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Lipson is a citizen of the United States of America.

Item 3.                      Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 3,027,200 Shares beneficially owned by WILLC is approximately $63,601,758. The Shares beneficially owned by WILLC consist of 1,000 Shares that were acquired with WILLC's working capital, 1,020,700 Shares that were acquired with WIHP's working capital, 1,515,700 Shares that were acquired with WIAP's working capital and 489,800 Shares that were acquired with WITRP's working capital.

Item 4.                      Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were significantly undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth in this Schedule 13D or such as would occur upon completion of any of the actions discussed above.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and engage in discussions with management, the Board of the Issuer and other stockholders of the Issuer concerning the business, operations and future plans of the Issuer.  The Reporting Persons are concerned by the persistent discount to net asset value at which the Shares have been trading and believe that the Issuer should take appropriate action to cause the discount to net asset value to be eliminated or reduced.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels and/or discount to net asset value of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking Board representation, commencing a tender offer, making shareholder proposals concerning, among other things, changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.                      Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 58,858,135 Shares outstanding, which is the total number of Shares outstanding as of June 30, 2007, as reported in the Issuer’s Form N-CSR filed with the Securities and Exchange Commission on August 29, 2007.

As of the date hereof, WIHP, WIAP and WITRP beneficially own 1,020,700, 1,515,700 and 489,800 Shares, respectively, representing approximately 1.7%, 2.6% and less than 1%, respectively, of the Shares outstanding.  WILLC beneficially owns 3,027,200 Shares, constituting approximately 5.1% of the Shares outstanding. Mr. Lipson beneficially owns 3,027,200 Shares, constituting approximately 5.1% of the Shares outstanding.  WITR does not currently beneficially own any Shares.

(b)           Each of WILLC and Mr. Lipson is deemed to have sole voting and dispositive power over the Shares reported as beneficially owned by WIHP, WIAP and WITRP by virtue of their respective positions as described in Item 2.

(c)           Schedule A annexed hereto lists all transactions in the Shares during the past sixty days by the Reporting Persons.  All of such transactions were effected in the open market.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 21, 2007, WILLC, WIHP, WIAP, WITR, WITRP and Mr. Lipson entered into a Joint Filing Agreement  (the "Joint Filing Agreement") in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit hereto and is incorporated herein by reference.

As of the date hereof, each of WIHP, WIAP and WITR was a party to certain equity swap arrangements (the “Swap Arrangements”) with a financial institution (the “Bank”) as the counterparty.  Pursuant to these Swap Arrangements, each of WIHP, WIAP and WITR is obligated to pay to the Bank the equity notional amount on a total of 119,000, 102,036 and 368,700 Shares, respectively, subject to the Swap Arrangements (the “Reference Shares”) as of the beginning of the valuation period (which resets monthly), plus interest.  At the termination of the Swap Arrangements, the Bank is obligated to pay to each of WIHP, WIAP and WITR the market value of their respective interest in the Reference Shares as of the end of the valuation period.  Any dividends received by the Bank on the Reference Shares during the term of the Swap Arrangements will be paid to WIHP, WIAP and WITR.  All balances will be cash settled and there will be no transfer to WIHP, WIAP or WITR of voting or dispositive power over the Reference Shares.  The Swap Arrangements expire on May 5, 2008.  Each of the Reporting Persons disclaims beneficial ownership of the Reference Shares except to the extent of his or its pecuniary interest therein.  The Reference Shares are not included as part of the totals, with respect to Shares, disclosed herein by the Reporting Persons.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among Western Investment LLC, Western Investment Hedged Partners L.P., Western Investment Activism Partners LLC,
Western Investment Total Return Fund Ltd., Western Investment Total Return Partners L.P. and Arthur D. Lipson, dated December 21, 2007.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2007	WESTERN INVESTMENT LLC

	By:	/s/ Arthur D. Lipson
Name: Arthur D. Lipson
Title: Managing Member

WESTERN INVESTMENT HEDGED PARTNERS L.P.

By: Western Investment LLC,
Its General Partner

	By:	/s/ Arthur D. Lipson
Name: Arthur D. Lipson
Title: Managing Member

WESTERN INVESTMENT ACTIVISM PARTNERS LLC

By: Western Investment LLC,
Its Managing Member

	By:	/s/ Arthur D. Lipson
Name: Arthur D. Lipson
Title: Managing Member

WESTERN INVESTMENT TOTAL RETURN FUND LTD.

By: Western Investment LLC,
Its Investment Manager

	By:	/s/ Arthur D. Lipson
Name: Arthur D. Lipson
Title: Managing Member

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.

By: Western Investment LLC,
Its General Partner

	By:	/s/ Arthur D. Lipson
Name: Arthur D. Lipson
Title: Managing Member

/s/ Arthur D. Lipson
ARTHUR D. LIPSON

SCHEDULE A
Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

WESTERN INVESTMENT HEDGED PARTNERS L.P.

100	20.8325	10/22/07
192,600	21.0000	10/22/07
62,200	21.7052	10/30/07
(500)	21.7372	10/30/07
68,300	21.8613	10/31/07
(4,200)	21.8303	10/31/07
600	21.6200	11/01/07
3,200	21.7716	11/01/07
(5,000)	21.8072	11/01/07
4,600	21.2347	11/02/07
21,200	21.0125	11/02/07
(5,000)	21.5352	11/02/07
34,400	21.0972	11/05/07
35,100	21.0637	11/06/07
(2,200)	21.2049	11/06/07
20,100	20.7583	11/07/07
20,600	20.5311	11/08/07
17,600	20.4562	11/08/07
46,200	20.6032	11/09/07
53,200	20.6396	11/12/07
(300)	20.7272	11/12/07
73,200	20.6530	11/13/07
(2,600)	20.5972	11/13/07
2,600	19.5363	11/27/07
3,800	20.4388	12/11/07

WESTERN INVESTMENT ACTIVISM PARTNERS LLC

177,400	21.0000	10/22/07
15,000	20.7583	11/07/07
10,800	20.5311	11/08/07
9,200	20.4562	11/08/07
54,400	20.2931	11/19/07
52,200	20.0614	11/20/07
36,700	20.0137	11/21/07
2,300	20.2025	11/23/07
50,700	20.0132	11/26/07
(3,000)	20.9072	12/06/07

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.

89,200	20.8528	10/22/07
19,400	21.1395	10/25/07
74,800	21.4692	10/26/07
27,800	21.5870	10/29/07
45,000	21.7054	10/30/07
13,200	20.4429	12/12/07
(1,100)	20.4172	12/12/07
17,500	20.2094	12/13/07
700	20.2025	12/14/07
2,900	19.5032	12/17/07
13,300	19.5401	12/18/07
33,400	19.7167	12/19/07
13,400	19.6883	12/20/07

WESTERN INVESTMENT LLC

1,000	20.8485	10/22/07

WESTERN INVESTMENT TOTAL RETURN FUND LTD.
None

ARTHUR D. LIPSON

None

SCHEDULE B

Directors and Officers of Western Investment Total Return Fund Ltd.

Name and Position	Principal Occupation	Principal Business Address

Don M. Seymour Director	Businessperson dms Management Ltd.	dms Management Ltd. PO Box 31910SMB George Town, Grand Cayman Cayman Islands

David Bree Director	Businessperson dms Management Ltd.	dms Management Ltd. PO Box 31910SMB George Town, Grand Cayman Cayman Islands

J.D. Clark & Co. Secretary	Trust Company	2425 Lincoln Ave. Ogden, Utah 84401

EXHIBIT INDEX

Exhibit	Exhibit Number
Joint Filing Agreement by and among Western Investment LLC, Western Investment Hedged Partners L.P., Western Investment Activism Partners LLC, Western Investment Total Return Fund Ltd., Western Investment Total Return Partners L.P. and Arthur D. Lipson, dated December 21, 2007.	99.1